October 21, 2008

Mr. Chris White

Branch Chief

United States

Securities and Exchange Commission

Washington, DC 20549-7010

Dear Mr. White:

We are writing in connection to your comment letter dated October 20, 2008 related to our Form 40 - F for the year ended December 31, 2007, which was filed on March 31, 2008.

We will provide our response letter on November 7, 2008, since at the present time our finance team is working on our interim financial reporting for the period ended September 30, 2008, which will be released on October 31, 2008.

Sincerely,

ELDORADO GOLD CORPORATION

/s/ Earl Price

Earl Price

Chief Financial Officer